FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For April 9, 2008

Commission File Number 0- 50822

NWT URANIUM CORP.

(Translation of Registrant’s name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                           No ☒

This Form 6-K consists of:

“NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF) today announced results for eight drill holes completed on radioactive targets and other high-priority areas in three zones at its North Rae Uranium Project in the Ungava Bay region of northern Quebec, Canada. Results from additional rock grab samples, collected during 2007 ground evaluation work at North Rae and the contiguous Daniel Lake Uranium Project, were also disclosed. Of particular note, the rock grab samples have identified two new uranium mineralized zones, with one located at North Rae and the other at Daniel Lake.

Results from drilling at North Rae, combined with the data acquired from comprehensive ground exploration at North Rae, provide further support for NWT’s exploration model, which targets a high-tonnage, near-surface uranium deposit that could be mined using open-pit methods. The North Rae and Daniel Lake Uranium Projects are under option from Azimut Exploration Inc.

“NWT is encouraged by the results from its first drill program at North Rae as they confirm that surface mineralization generally continues at depth” said Marek J. Kreczmer, President and CEO of NWT Uranium. “Based on the positive results obtained through work completed to date, NWT expects to continue its comprehensive exploration program in Quebec, including additional drilling on the North Rae property.”

Results

In 2007, NWT completed eight diamond drill holes at the North Rae Uranium Project, covering 1,843 feet (562 meters), and tested three targets: Tasialuk, Tasik and Jonas. A total of 446 samples, representing 750.3 feet (228.7 meters) of core, were collected and submitted for analysis. Details of the analytical results are outlined in the table below. The mineralization intercepted during drilling is related to pegmatite dykes.

Assay results from 123 widely spaced surface rock grab samples collected at North Rae and 15 samples collected at Daniel Lake reveal values consistent with earlier findings. Of the total 138 samples, 62 returned values over 0.01% U3O8, including 14 with values over 0.05% U3O8. This information confirms a new zone of uranium mineralization on the North Rae property, known as Taqqiq, as well as provides an encouraging first set of results for Daniel Lake.

The Taqqiq zone was discovered by prospecting a previously identified lake-bottom sediment geochemical anomaly. A total of 36 samples were collected by local prospectors from the Nunavik Mineral Exploration Fund. Of the 36 samples, 13 returned values of over 0.02% U3O8, including two values of 0.1% U3O8. Ground radiometrics indicate that the new mineralized zone represents a 1.6-mile (2.7-kilometer) corridor of pegmatite dykes that range in width from six to 32 feet (two to 10 meters).

At Daniel Lake, 15 rock grab samples were collected from two main 1,640-foot (500-meter) long anomalous areas that were identified using preliminary data from a 2007 airborne survey conducted by Geo Data Solutions Inc. (GDS). Of the 15 samples, five returned values above 0.02% U3O8 with a maximum value of 0.65% U3O8. The anomalous pegmatite dykes have been followed over a length of 800 meters. Final results from the GDS airborne survey confirm that the Daniel Lake Uranium Project has similar geophysical characteristics and uranium potential as the adjoining North Rae property.

The table below provides details of the best intersections from the drilling program.

	Zone drilled	From (m)	To (m)	Length (m)	U ppm	U3O8 ppm	U3O8%
NR-07-01	Tasialuk	4.95	7	2.05	189	223	0.019
		7.75	9.2	1.45	138	163	0.016
		23.5	28.7	5.20	139	164	0.016
		64.75	65.75	1.00	638	752	0.075

NR-07-02	Tasialuk	3	9	6.00	183	216	0.022
		18	25	7.00	93	110	0.011
		35.75	37.45	1.70	213	251	0.025
		76.05	77.55	1.50	351	414	0.041

NR-07-03	Tasialuk	5	11.5	6.50	146	164	0.017

NR-07-04	Tasialuk	2.6	7	4.40	100	118	0.012
		18	23	5.00	119	140	0.014

NR-07-05	Tasik	20.5	23	2.50	228	269	0.027
		50.5	53	2.50	349	411	0.041

NR-07-06	Tasik	30	32.5	2.50	144	170	0.017

NR-07-07	Tasik	15	18	3.00	265	312	0.031
		32.4	33	0.60	410	483	0.048

NR-07-08	Jonas	31	32.25	1.25	142	167	0.017

Holes drilled on the Tasialuk and Tasik zones tested radiometric highs within the clusters of pegmatite dykes that were uncovered through previous ground exploration work, while the hole drilled on the Jonas zone tested a WNW-ESE mineralized structure that extends over a 492-foot (150-meter) length.

Some of the assays returned were below the detection limits of the analytical techniques used to analyze samples.

NWT has the right to earn up to 65% ownership of both North Rae and Daniel Lake from Azimut Exploration Inc., as announced in press releases dated March 6, 2006 and January 29, 2007.

Assay rock grab sample results from North Rae were detailed in press releases dated November 19, 2007, October 16, 2007, and January 16, 2008, and are available at the company’s website at www.nwturanium.com.

Quality Assurance

NQ core is split in half on site, with one half collected for sample analysis and the other half remaining as reference material. Samples selected for analysis were sent to Saskatchewan Research Council of Saskatoon for analysis using both aqua regia and total acid digestion followed by ICP. Industry standard Quality Control/Quality Assurance protocols have been implemented, including insertion of certified reference material. Drilling was conducted by Forage à Diamant Benoit Ltée of Val d’Or, Quebec.

Rock grab samples from all zones, collected during 2007 ground evaluation, were submitted to Saskatchewan Research Council of Saskatoon for analysis using aqua regia partial digestion followed by ICP. Industry standard Quality Control/Quality Assurance protocols have been implemented, including insertion of certified reference material. Samples were collected at surface or near surface after small blasting using the Boulder Buster technique (average sampling depth of 30cm).”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NWT URANIUM CORP.
By:	/s/ Marek Kreczmer
Marek Kreczmer President and CEO

Date: April 9, 2008